IMPERIAL

Imperial One Int'l Ltd

03045496

15 December 2003

Miss A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's announcement regarding the company's investment in BeMaX Resources NL lodged with the Australian Stock Exchange Limited on 15 December 2003.

This announcement has been lodged with the securities Commission with respect to the Company's obligation pursuant to Rule 12g3-(b).

Yours faithfully

D.L Hughes
Secretary

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

C:\Keseri's Files\David Hughes\IMPERIAL\dh5200km.doc

Imperial One Limited ACN 002 148 361 ○ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ○ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/12/2003

TIME: 11:57:35

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Clarification in Investment in Bemax Resources NL

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is 1900 999 279

IMPERIAL

12 December 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

RE: INVESTMENT IN BEMAX RESOURCES NL

Directors wish to clarify the basis of assessing the carrying value of the company's investment in BeMaX Resources NL.

Note 6 of the Financial Statements states that, "Directors believe that there has been no permanent diminution in the value of securities listed on a prescribed stock exchange as their market value at the date of the report is $4,216,148. This statement should have read; "Directors believe that there has been no permanent diminution in the value of securities listed on a prescribed stock exchange. Market value of the securities at the date of this report is $4,216,148."

The initial wording of the statement may have inferred that Directors relied on the market value to justify the carrying value of the Investment. This is incorrect as Directors are of the view that the market price is not a true determinant of whether or not the carrying value of the investment is greater than its recoverable amount.

The company's holding in BeMaX is a substantial shareholding representing approx 9% of that company's total issued capital. This shareholding had been accounted for at cost of $4,716,248, in the company's year 2003 Annual Report although at the date of signing the report the market value of the investment was $4,216,148.

Directors believe that there has been no permanent diminution in the carrying value of the investment, and the company will recover on any disposal of the investment at least its carrying value.

Yours faithfully,

D.L Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R256 Royal Exchange NSW 1225 Tel (61 2) 9251 1846 Fax (61 2) 9251 2559